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03024202

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Fujitsu Support & Service

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4885 FISCAL YEAR 3-31-03

- *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 7/1/03

Fujitsu Support and Service Inc. ("Fsas")

Digest of Consolidated and Non-Consolidated Results
for the Fiscal Year Ended March 31, 2003
Dated: April 25, 2003

This document includes statements that constitute forward-looking statements. These statements appear in a number of places in this document, and include statements regarding the intent, belief or current expectations of Fujitsu Support and Service Inc. (the "Company") with respect to the business, revenues and results of operations of the Company and its consolidated subsidiaries (the "Fsas Group"), and economic and other factors that may have an impact on the Fsas Group's performance. These statements also include the projections of the Fsas Group's financial performance for the fiscal year ending on March 31, 2004 contained in this document.

Such forward-looking statements are not guarantees of future performance, and involve risks and uncertainties. Actual results for the fiscal year ending on March 31, 2004 and future fiscal years may differ materially from those in the forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to:

- the rate of acceptance of the Fsas Group's products and services;
- the Fsas Group's ability to continue to successfully introduce new products and services to the market;
- the level of competition in the markets in which the Fsas Group conducts its business;
- changing market demands in the information technology services industry;
- the Fsas Group members' ability to successfully implement their long-term business strategies;
- our customers' response to the new services being offered by the Fsas Group; and
- continuing deferrals and suspensions of purchases by our customers due to lower levels of IT investment, poor operating results, insolvency or bankruptcy or weakness in the Japanese economy generally.

As used herein, the words "we", "our" and "us" are used to refer collectively to the Fsas Group.

April 25, 2003

Digest of Consolidated Results for the Fiscal Year Ended March 31, 2003

(Unaudited)

Name of Listed Company:	Fsas (Fujitsu Support and Service Inc.)
Code Number:	4706
Listed Exchange (Section):	Tokyo Stock Exchange First Section
Head Office:	Tokyo
(URL:	http://www.fsas.fujitsu.com/)
Representative:	Tatsuhiko Ohtaki, President
For Inquiries Please Contact:	Kazuyuki Nishikawa, Member of the Board, and General Manager of Corporate Planning Office Tel: (03)5471-4700
Date of Board of Directors' Meeting For Approval of Consolidated Results:	April 25, 2003
Parent Company:	Fujitsu Limited
(Code Number:	6702)
Voting Share Holding Ratio of Parent Company	56.3 %
U.S. GAAP	Not Applied

1. March 2003 Financial Results
(For the period from April 1, 2002 through March 31, 2003)

(1) Results of Operations

(Millions of yen and thousands of U.S. dollars)

Years ended March 31,	2002	2003	Change	*2003*
Net sales	¥ 221,528	¥ **220,696**	(0.4) %	$ *1,836,073*
Operating income	11,115	**11,539**	3.8	*95,998*
Income before income taxes and minority interests	8,953	**9,229**	3.1	*76,780*
Net income	4,950	**5,021**	1.4	*41,772*

(Note) Equity in earnings (loss) of affiliates, net: None

(2) Per Share Data

(Yen and U.S. dollars)

Years ended March 31,	2002	2003	Change	*2003*
Net income per share	¥ 85.13	¥ **86.37**	1.5 %	$ *0.72*
Shareholders' equity per share	818.85	**890.06**	8.7	*7.40*

(Note) a. Per share data was computed in accordance with a newly accepted accounting standard regarding EPS. Had the previous standard been employed to compute per share data, ¥86.81 would have been net income per share for the year ended March 31, 2002 and ¥820.54 would have been shareholders' equity per share at March 31, 2002.

b. Average shares issued and outstanding for the years ended March 31, 2002 and 2003 are 57,019,925 and 57,019,797, respectively.

c. Shares issued and outstanding at March 31, 2002 and 2003 are 57,019,832 and 57,019,792, respectively.

(3) Performance Ratio

Years ended March 31,	2002	**2003**	Change
Return on equity	11.1 %	**10.3 %**	(0.8)
Return on assets	4.4	**4.3**	(0.1)
Income before income tax and minority interests to net sales	4.0	**4.2**	0.2

(4) Financial Position

	(Millions of yen and thousands of U.S. dollars)					
At March 31,		2002		**2003**		***2003***
Total assets	¥	113,927	¥	**117,602**	*$*	***978,386***
Total shareholders' equity		46,787		**50,848**		***423,029***

	(%)	
Shareholders' equity ratio	41.1	**43.2**

(5) Results of Cash Flows

	(Millions of yen and thousands of U.S. dollars)					
Years ended March 31,		2002		**2003**		***2003***
Net cash provided by operating activities	¥	11,323	¥	**7,337**	*$*	***61,040***
Net cash used in investing activities		(933)		**(1,823)**		***(15,166)***
Net cash used in financing activities		(565)		**(878)**		***(7,305)***
Cash and cash equivalents at each end	¥	24,686	¥	**29,322**	*$*	***243,943***

(6) Scope of Consolidation and Application of Equity Method

Number of consolidated subsidiaries: Eight

Number of non-consolidated subsidiaries to which equity method is applied: None

Number of affiliated companies to which equity method is applied: None

(7) Changes in Consolidation and Application of Equity Method

Consolidation		Equity method	
Added companies	: One	Added companies	: None
Deducted companies	: None	Deducted companies	: None

2. Business Forecast for March 2004 Term
(For the period from April 1, 2003 through March 31, 2004)

(Millions of yen and thousands of U.S. dollars)

	Six months ending September 30		Year ending March 31	
	2003	*2003*	2004	*2004*
Net sales	¥ **102,000**	*$ 848,586*	¥ **227,500**	*$ 1,892,679*
Net income	**2,000**	*16,639*	**5,300**	*44,093*

(Reference) Forecasted net income per share for March 2004 Term: ¥ 92.95 *(US$0.77)*

(Note) Business forecast stated above has been prepared based on current perspectives of Fsas regarding the future. This forecast is subject to certain risks, uncertainties and assumptions. Actual results and events may vary significantly.

For further information on business forecast, please refer to first page and "Business Forecast For the Fiscal Year Ending March 31, 2004." stated on page 11 of this material.

Notes:

1. Fractions are rounded to the closest one million yen.
2. The U.S. dollar amounts included herein represent translations using the approximate exchange rate on March 31, 2003 of ¥120.20 = US$1.00, solely for the readers' convenience.

3. State of the Corporate Group

Our group of affiliated companies is comprised of Fujitsu Limited (the Company's parent company), the Company,a nd the Company's eight subsidiaries. The Company's areas of operations are divided into Information Technology Services and Technical Support Services, both of which are closely coordinated with the services and software business of Fujitsu Limited.

The following chart sets forth the Company's principal business activities and the positioning of its subsidiaries.



Customer
Fujitsu Limited
Fujitsu Support and Service Inc.
【Information Technology Services】
· Comprehensive services including planning, installation work, operation and support of network systems
· Solution service for business optimization
· Outsourcing service utilizing Web-related technology
· Sale of equipment and software for information systems
【Technical Support Services】
· Maintenance service for information systems provided to Fujitsu Limited
【Information Technology Services Subsidiaries】
Fsas Creative Inc.
Providing human resources relating to information technology services, training and education
Fsas Network Solutions Inc.
Software development
【Technical Support Services Subsidiaries】
Totalizator Engineering Limited
Design, installation work, and technical support services for systems for public sport stadiums
Fsas Techno Tokai Inc.
Providing installation work and technical support services for information systems
Fsas Techno Kansai Inc.*
Providing installation work and technical support services for information systems
Fujitsu Fsas & Sun Limited
Repair of information processing equipment
Fsas Techno Inc.
Technical support services for systems for public sport stadiums and for information systems
Telsy Corporation
Software development for systems for public sport stadiums

* The Company acquired all of Kansai Totalizator, Inc.'s outstanding stock on April 22, 2002, and the company was renamed Fsas Techno Kansai Inc.

4. Management Policies

(1) Basic Corporate Management Policy

The Company was formed in 1989 as a split-off of **Fujitsu Limited**'s telecommunications and information processing equipment maintenance and repair operations (now our Technical Support Services), the core of its business being the support of customers' computer systems to ensure their stable operation. Based on the technical know-how developed through these Technical Support Services, the Company subsequently added Information Technology Services to its business, comprising a menu of solutions, ranging from system planning and design to implementation and operation, on a one-stop basis, irrespective of vendor.

In our Technical Support Services segment, we provide rapid, precise, and high-quality responses to support stable operations, and in our Information Technology Services segment we provide optimum solutions to issues faced by customers. Through such an approach, our basic management policy is to continue to enhance customer confidence and to further increase corporate value for shareholders and investors.

(2) Basic Policy regarding Profit Distribution

The Company's basic policy is to provide stable returns to shareholders. We strive to raise profitability by strengthening our management foundations and competitiveness in the information technology services industry, whose market environment is subject to rapid changes. Retained profits are invested to achieve new growth.

(3) Issues to be Addressed

Under a harsh environment of prolonged economic stagnation and intensified competition, the Fsas Group will continue to place first priority on obtaining customer confidence by further developing our customer-oriented business. We will also work to improve our growth potential and profitability by establishing high value-added businesses and allocating resources to high growth areas. In our Information Technology Services segment, we will provide solutions most appropriate for realizing more efficient business operations and drastic cost reduction across the entire information system life cycle, as follows:

In our **Business Solution**, in which we solve issues related to our customers' business management, we will actively offer such IT-based solutions as EC, EAI and CRM.

In our **Network Solution**, in which we solve issues related to customer networks, we will actively offer solutions designed to achieve strengthened security, greater speed and larger capacity through broadband networks.

In our **Operations Solution**, in which we solve issues related to the operation of our customers' computer systems, we will aim to reduce the operational overhead for customers through the strengthening of our outsourcing business.

With regard to the **e-Japan Strategy**, a national project being pursued by the Japanese government, we will further expand our business for building the Local Government Wide Area Network (LGWAN) and for building local intranets, and we will develop a new solution business for G2C and G2B services.

In Technical Support Services, to fulfill our greatest responsibility of supporting the stable operation of customer computer systems, we will strengthen the software support and multivendor support capabilities of customer engineers to improve the quality of support and to increase efficiency.

We will continue to provide comprehensive training of our technical staff and marketing personnel, which we believe is crucial in order to reliably implement these policies. In addition, we will strive to raise profitability and will rigorouslye ngage in the strengthening of our management foundation by maximizing efficient use of management resources and low-cost management.

(4) Basic Policy on Corporate Governance and Its Current Implementation

Governance and policy decisions related to management matters are made by the Board of Directors consisting of 15 members of the board, two standing corporate auditors, and two outside corporate auditors, and by the Management Council of 17 full-time officers consisting of the members of the board and the standing corporate auditors. Management is also monitored from an independent and shareholder perspective by two standing corporate auditors with thorough knowledge of the business and by two outside auditors from parent-company management.

In addition, internal controls through cross-divisional checks are being implemented, such as business auditing by the Audit Department and ISO auditing by the ISO Promotion Division.

As part of its compliance efforts, the Company established a Compliance Committee this fiscal year, formulated compliance guidelines, founded a point of contact for compliance consultation and reporting, and enforced education for all Fsas Group employees and temporary staff. We also established an information security policy and thoroughly implemented other measures to strengthen information security.

5. Operating Performance and Financial Position

(1) Operating Performance

Overview of the Period

During the fiscal year ended March 31, 2003, Japan's economy continued to stagnate, as highlighted by continuing deflation, falling share prices, and lower capital spending in the private sector.

In the information technology services industry, the progress of the government's e-Japan Strategy bolstered demand, and the spread of broadband networks expanded business opportunities. Despite such developments, a severe economic climate caused companies to curtailI T investments, and competition increased further.

Under such an environment, the Fsas Group endeavored to gain customer confidence and worked hard at providing optimum solutions and the stable operation of computer systems through its strengths in one-stop solutions, multivendor capabilities, and the 24 hours a day, 365 days a year (24/7) full support structure.

We also began "Fsas-Qfinity" activities[1] with the two objectives of (1) thorough implementation of a customer-first policy and (2) the further enhancement of our technical capabilities.

In Information Technology Services, enterprise services were affected by a number of customers postponing plans, but government services grew strongly thanks to an enlarged market attributable to the progress of the e-Japan Strategy and to the strengthening of our sales structure. There also was growth in our **Operations Solution,** in which we help reduce customer overhead and provide operations management, support, and outsourcing services related to computer systems.

In Technical Support Services, to build a strong relationship of trust with customers, we continued to improve our support structure and sought to enhance the quality and efficiency of support services such as by augmenting our software support capabilities.

As a result of these efforts, the Fsas Group's performance for the period under review resulted in order volumes of ¥227,437 million (*$1,892,154 thousand*), up 3.7% from the previous fiscal year, and in net sales of ¥220,696 million (*$1,836,073 thousand*), down 0.4% from the previous fiscal year. As for profit

---

[1]. "Fsas-Qfinity" is used to describe our company-wide activities focused on an unending pursuit of quality, as suggested by its combination of the words "quality" and "infinity".

and loss, efforts to increase efficiency and reduce costs resulted in operating income of ¥11,539 million (*$95,998 thousand*), up 3.8% from the previous fiscal year. Net income came to ¥5,021 million (*$41,772 thousand*), up 1.4% from the previous fiscal year.

Information Technology Services

The Fsas Group provides customers with optimum solutions for the entire information system lifecycle from planning and design to installation and operation, in response to the rapidly changing corporate environment and to customer needs for speeding up and reducing the cost of their business.

In planning, design, and installation operations, we have been deploying **Network Solution** that solve issues related to customer networks, and **Business Solution** that solve issues related to business systems. However, the number of large-scale contracts has decreased, partly influenced by private entities' lower IT investment.

In the area of new products, in November 2002 we began marketing the **WAN Power-Up Solution** to achieve higher business efficiency and lower costs through the utilization of high-speed communications lines based on IP-VPN to provide advanced high-quality and high-capacity communications networks. The **WAN Power-Up Solution** has so far been favorably received. We also began marketing the **Barrier Power-Up Solution** in March 2003 with strengthened security measures against computer viruses and unauthorized access, and which is customized to customers' information system environments.

With regard to our **e-Japan business**, a priority area for the Fsas Group, our sophisticated infrastructure building capacity and track record were well received in light of efforts in building the Local Government Wide Area Network (LGWAN) and local intranets, and both orders and sales grew substantially. To strengthen our e-Japan business for local governments, we successively introduced "**Ai Hiroba**," a Website creation support solution, "**Ai Kokuho**," a support system for collecting national health insurance premiums, and "**Ai Bihin**," an equipment management solution.

Sales of multivendor-ready systems declined for the enterprise segment, but overall sales rose on account of efforts to buttress sales in the government segment of our IT services business.

In our systems operation business, our **Operations Solution**, which offers solutions to reduce customers' burden in system operations, yielded firm results. We also consolidated call centers and monitoring centers, and strengthened systems such as multivendor support. We also augmented the alliance between Fsas Creative Inc. and Fsas Network Solutions Inc., both subsidiaries of the Company, to enhance our **Operations Solution** for help desks and other services. In outsourcing services, information security management systems are becoming more and more critical, and our system was certified in March 2003 as meeting both domestic and international standards.

As a result of these efforts, order volume totaled ¥175,605 million (*$1,460,940 thousand*), up 5.5% from the previous fiscal year, and net sales totaled ¥167,187 million (*$1,390,906 thousand*), down 0.4% from the previous fiscal year.

Technical Support Services

The Fsas Group considers its most important obligation to be ensuring the stable operation of its customers' computer systems. To fulfill this obligation, we provide 24/7 support of the computer systems of financial institutions, government agencies, telecommunications carriers, and numerous other customers through our nationwide network of service bases.

We make constant efforts to improve the support structure in order to build deeper relationships of trust with customers through the provision of more rapid, high-quality support.

Through a newly established Crisis Management Center, we strengthened our structure to support the disaster recovery of information systems and our capacity to respond promptly to serious problems when they arise.

In response to the trend toward open systems, we gave priority to fortifying software support capabilities and engaged in various efforts to improve the quality of total support services, such as reducing overall system recovery time needed in case of trouble and proactively enhancing activities to reflect customer requirements in business improvement.

Further, to increase customer satisfaction and to strive for greater efficiency of our support services, we strengthened the functions of our Field Support / Strategy / Solution Tool (FST), which is a notebook-type computer device used by our customer engineers in the field to support customers' computer systems, including by diagnosing and confirming procedures for resolving system problems.

The Company is in the process of transferring maintenance services for systems such as financial institutions' terminals to Fsas Group subsidiaries focused on local markets to better provide prompt and meticulous support to customers. During the period under review, such operations in the Osaka and Hyogo regions were transferred to Fsas Techno Kansai Inc., a subsidiary of the Company, and operations in the Fukuoka, Saga, and Saitama regions were transferred to Fsas Techno Inc., also a subsidiary of the Company.

Totalizator Engineering Limited, a subsidiary of the Company which provides systems support for public sport stadiums, posted an increase in sales in the field of new betting systems.

Fujitsu Fsas & Sun Limited, a subsidiary of the Company which provides job opportunities for disabled people, posted firm results for the repair of financial terminals.

As a result of these efforts, order volume totaled ¥53,355 million (*$443,885 thousand*), down 0.9% from the previous fiscal year, and net sales totaled ¥54,993 million (*$457,513 thousand*), up 0.8% from the previous fiscal year.

(2) Financial Position

Cash and cash equivalents (collectively, "cash") at March 31, 2003, totaled ¥29,322 million (*$243,943 thousand*), up ¥4,636 million (*$38,569 thousand*) from the beginning of the fiscal year.

Net cash inflows from operating activities for the fiscal year ended March 31, 2003, were ¥7,337 million (*$61,040 thousand*). While there was an increase in inventories as of the end of the fiscal year ended March 31, 2003 reflecting the strong orders, current income before income taxes and minority interests increased because of cost rate improvement, etc. Increased accounts payable and an enhanced recovery of accounts receivable were also contributing factors. Net cash outflows from investing activities amounted to ¥1,823 million (*$15,166 thousand*). This was primarily the outcome of investments in product packages aimed at strengthening our **e-Japan business**, and investments in information infrastructure aimed at improving the internal company environment to expand **Operations Solution** sales, upgrading education facilities, and improving business efficiency.

Net cash outflows from financing activities came to ¥878 million (*$7,305 thousand*), principally due to cash dividends paid.

(3) Business Forecast for the Fiscal Year Ending March 31, 2004

Given the difficult problem of overcoming deflation in Japan, severe conditions are expected to continue for the Japanese economy. Nevertheless, given customers' needs to stay competitive and to achieve greater efficiency in their operations, customer demands for network construction remained strong, and both order volume and unfilled orders rose for the Fsas Group during the year ended March 31, 2003. Further, as the implementation of the LGWAN is expected to be completed during the fiscal year ending March 31, 2004, we expect a further growth of our e-Japan business.

The Fsas Group will strive to continue providing customers with optimum solutions employing information technologies, to focus on the high value-added businesses, and to increase the efficiency of operations and further promote cost reduction.

Our current outlook for the Fsas Group's financial performance for the year ending March 31, 2004, is as follows:

Consolidated net sales	¥227,500 million (*$1,892,679 thousand*) (increase of 3.1% from the previous fiscal year)
Consolidated net income	¥5,300 million (*$44,093 thousand*) (increase of 5.5% from the previous fiscal year)

6. Consolidated Financial Statements

(1) Consolidated Statements of Income

Years ended March 31,	Millions of yen 2002	Millions of yen 2003	*Thousands of U.S. dollars* *2003*
Net sales	¥ 221,528	¥ 220,696	*$ 1,836,073*
Operating costs and expenses:			
Cost of sales	175,571	174,378	*1,450,732*
Selling, general and administrative expenses	34,842	34,779	*289,343*
	210,413	209,157	*1,740,075*
Operating income	11,115	11,539	*95,998*
Other income (expenses):			
Interest and dividend income	40	29	*241*
Amortization of prior pension and severance costs	(1,589)	(1,589)	*(13,220)*
Revaluation loss on investment securities	(233)	(139)	*(1,156)*
Restructuring costs	(363)	(528)	*(4,392)*
Other, net	(17)	(83)	*(691)*
	(2,162)	(2,310)	*(19,218)*
Income before income taxes and minority interests	8,953	9,229	*76,780*
Income taxes:			
Current	4,724	4,158	*34,592*
Deferred	(720)	46	*383*
Minority interests	(1)	4	*33*
Net income	¥ 4,950	¥ 5,021	*$ 41,772*

(2) Consolidated Balance Sheets

At March 31,	Millions of yen 2002	2003	Thousands of US dollars 2003
Assets			
Current assets:			
Cash and cash equivalents	¥ 24,686	¥ 29,322	$ 243,943
Time deposits	6	6	50
Marketable securities	499	-	-
Receivables:			
Notes	1,551	1,178	9,800
Accounts	65,301	62,038	516,123
Inventories	5,936	9,047	75,266
Deferred tax assets	1,669	1,681	13,985
Other current assets	434	468	3,894
Less: Allowance for doubtful accounts	(63)	(51)	(424)
Total current assets	100,019	103,689	862,637
Investments and long-term loans:			
Investment securities	583	548	4,559
Other	212	188	1,564
Total investments and long-term loans	795	736	6,123
Property, plant and equipment:			
Land	1,359	1,359	11,306
Buildings and structures	1,799	1,781	14,817
Machinery and equipment	3,072	3,493	29,060
Construction in progress	-	15	125
Less: Accumulated depreciation	(2,924)	(3,230)	(26,872)
Property, plant and equipment, net	3,306	3,418	28,436
Other assets:			
Lease deposits	4,342	4,100	34,110
Intangible assets	2,915	3,004	24,992
Deferred tax assets	2,214	2,163	17,995
Other assets	336	492	4,093
Total other assets	9,807	9,759	81,190
Total assets	¥ 113,927	¥ 117,602	$ 978,386
Liabilities, minority interests and shareholders' equity			
Current liabilities:			
Notes and accounts payable	¥ 48,791	¥ 49,508	$ 411,880
Accrued expenses	6,546	5,772	48,020
Accrued income taxes	2,203	2,305	19,176
Other current liabilities	2,942	2,710	22,546
Total current liabilities	60,482	60,295	501,622
Long-term liabilities:			
Accrued pension and severance costs	6,406	6,206	51,630
Other long-term liabilities	238	235	1,955
Total long-term liabilities	6,644	6,441	53,585
Minority interests	14	18	150
Shareholders' equity:			
Common stock -57,020,000 issued shares in 2002 and 2003	9,402	9,402	78,220
Capital surplus	11,345	11,345	94,384
Retained earnihgs	26,029	30,099	250,408
Unrealized gain on investment securities, net of tax	12	3	25
Less: Treasury stock - 168 shares in 2002, 208 shares in 2003	(1)	(1)	(8)
Total shareholders' equity	46,787	50,848	423,029
Total liabilities, minority interests and shareholders' equity	¥ 113,927	¥ 117,602	$ 978,386

(3) Consolidated Statements of Shareholders' Equity

Years ended March 31,	Millions of yen				Thousands of U.S. dollars	
	2002		2003		2003	
Common stock:						
Beginning of year	¥	9,402	¥	9,402	$	*78,220*
End of year	¥	9,402	¥	9,402	$	*78,220*
Capital surplus:						
Beginning of year	¥	11,345	¥	11,345	$	*94,384*
End of year	¥	11,345	¥	11,345	$	*94,384*
Retained earnings:						
Beginning of year	¥	21,733	¥	26,029	$	*216,547*
Add:						
Net income		4,950		5,021		*41,772*
Deduct:						
Cash dividends declared		570		855		*7,113*
Bonuses to directors and corporate auditors		81		96		*798*
Other		3		-		-
End of year	¥	26,029	¥	30,099	$	*250,408*
Unrealized gain on investment securities, net of tax						
Beginning of year	¥	35	¥	12	$	*100*
Change		(23)		(9)		*(75)*
End of year	¥	12	¥	3	$	*25*
Treasury stock:						
Beginning of year	¥	(1)	¥	(1)	$	*(8)*
Change		0		0		*0*
End of year	¥	(1)	¥	(1)	$	*(8)*

(4) Consolidated Statements of Cash Flows

Years ended March 31,	Millions of yen 2002	2003	Thousands of U.S. dollars 2003
Cash flows from operating activities:			
Income before income taxes and minority interests	¥ 8,953	¥ 9,229	$ *76,780*
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:			
Depreciation and amortization	1,680	1,710	*14,226*
Loss on disposal of tangible and intangible assets, net	146	185	*1,539*
Pension and severance costs,l ess payments	(257)	(286)	*(2,379)*
Interest and dividend income	(40)	(29)	*(241)*
Revaluation loss on investment securities	233	139	*1,156*
Other	144	(64)	*(532)*
Changes in operating assets and liabilities:			
Notes and accounts receivable - net of allowance for doubtful accounts	4,215	3,664	*30,483*
Inventories	3,234	(3,113)	*(25,899)*
Other current assets	1	(35)	*(291)*
Notes and Accounts payable	(2,940)	975	*8,111*
Other current liabilities	705	(1,010)	*(8,403)*
Interest and dividend received	39	30	*250*
Income taxes paid	(4,790)	(4,058)	*(33,760)*
Net cash provided by operating activities	11,323	7,337	*61,040*
Cash flows from investing activities:			
Net decrease in time deposits	289	-	-
Payments for marketable securities	(499)	-	-
Proceeds from marketable securities	-	500	*4,160*
Purchase of subsidiary's shares from a minority shareholder	(40)	-	-
Purchase of shares of a subsidiary, net of cash and cash equivalents	-	4	*33*
Payments for investment securities	(53)	(120)	*(998)*
Acquisition of property, plant and equipment	(351)	(977)	*(8,128)*
Increase in intangible assets	(889)	(1,413)	*(11,756)*
Payments for lease deposits	(268)	(417)	*(3,469)*
Refunds of lease deposits	933	660	*5,491*
Other	(55)	(60)	*(499)*
Net cash used in investing activities	(933)	(1,823)	*(15,166)*
Cash flows from financing activities:			
Cash dividends paid	(565)	(850)	*(7,072)*
Other	0	(28)	*(233)*
Net cash used in financing activities	(565)	(878)	*(7,305)*
Net increase in cash and cash equivalents	9,825	4,636	*38,569*
Cash and cash equivalents at beginning of year	14,861	24,686	*205,374*
Cash and cash equivalents at end of year	¥ 24,686	¥ 29,322	$ *243,943*

(5) Significant Accounting Policies

(a) Basis of Presentation

The accompanying consolidated financial statements have been prepared from the accounts maintained by Fujitsu Support and Service Inc. (the "Company") and its consolidated subsidiaries in accordance with the provisions set forth in the Japanese Commercial Code and in conformity with accounting principles and practices generally accepted in Japan, which may differ in some material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

In presenting the accompanying consolidated financial statements, certain items have been reclassified for the convenience of readers outside Japan. In addition, certain reclassifications have been made to the prior year's financial statements to conform them to the current year's presentation.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and those of its majority-owned subsidiaries, whether directly or indirectly controlled. All inter-company accounts and transactions have been eliminated in consolidation.

The difference between the acquisition cost and the underlying equity in the net assets of the consolidated subsidiaries is recognized as goodwill and is being amortized on a straight-line basis over five years.

(c) Cash Equivalents

Cash equivalents include all highly liquid investments, generally with original maturities of three months or less, which are readily convertible to known amounts of cash and are so near maturity that they present only an insignificant risk of any changes in value attributable to changes in interest rates.

(d) Investment Securities

Investment securities are classified as follows:

Trading securities:	Trading securities are held for resale in anticipation of short-term market movements.
Held-to-maturity securities:	Debt securities are classified as held-to-maturity when management has thep ositive intent and ability to hold the securities to maturity.
Investments in affiliated companies:	Investments in entities significantly influenced are classified as investments in affiliated companies.
Available-for-sale securities:	Equity and debt securities not classified as trading, held-to-maturity or investments in affiliate companies are classified as available-for-sale securities.

All the investment securities at March 31, 2002 and 2003 held by the Company and its consolidated subsidiaries are classified as available-for-sale securities.

Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of shareholders' equity. Realized gains and losses as well as declines in fair value judged to be other than temporary are charged to income as incurred. The cost of available-for-sale securities sold is computed by the moving average method in determining realized gains or losses.

(e) Allowance for Doubtful Accounts

Allowance for doubtful accounts represents an amount deemed necessary to cover possible losses on receivable.

(f) Inventories

Work in process is stated at cost determined by the specific identification method. Other inventories are stated at cost determined by the moving average method.

(g) Property, Plant and Equipment and Depreciation

Property, plant and equipment are carried at cost.D epreciation is computed by the declining-balance method at rates based on the estimated useful lives of the respective assets as follows:

Buildings and structures:	
Buildings	34 years
Others	10 -15 years
Machinery and equipment	4-5 years

Maintenance and repairs, including minor renewals and improvements, are charged to income as incurred.

(h) Intangible Assets and Amortization

Intangible assets are carried at cost less amortization.

Amortization of computer software to be sold is calculated using the amount computed based on the current year's sales distribution to the estimated total products' sales within an estimated sales period within three years.

Amortization of computer software for internal use is calculated using the amount computed by the straight-line method over the estimated useful life of five years.

Amortization of other intangible assets has been calculated by the straight-line method at rates based on the estimated useful lives of the respective assets.

(i) Accrued Pension and Severance Costs

Severance benefits and pension liabilities and costs are stated by the projected unit credit method. Prior service cost and net transition obligation is amortized over 10 years by the straight-line method. Prior net actuarial gain or loss is amortized by the straight-line method over the average remaining service period of employees.

In addition, accrued pension and severance costs include a provision for lump-sum retirement allowances for directors and corporate auditors determined by reference to their current rates of emolument and length of service prescribed by internal codes.

(j) Leases

Where finance leases do not transfer ownership of the leased property to the lessee over the term of the lease, the leased property is not capitalized and the related lease and rent expenses are charged to income as incurred.

(6) U.S. Dollar Amounts

The Company and its consolidated subsidiaries maintain their books of account in yen. The U.S. dollar amounts included in the accompanying consolidated financial statements and the notes thereto represent the arithmetic results of translating yen into U.S. dollars at ¥120.20 = U.S.$1.00, the approximate rate of exchange prevailing on March 31, 2003. The U.S. dollar amounts are included solely for the readers' convenience and the translation is not intended to imply that the assets and liabilities which originated in yen have been or could readily be converted, realized or settled in U.S. dollars at the above or any other rate.

(7) Segment Information

Millions of yen

Year ended March 31, 2003	Information Technology Services	Technical Support Services	Total	Eliminations and Unallocated Amounts	Consolidated
I. Sales and operating income					
Sales to external customers	¥ 166,622	¥ 54,074	¥ 220,696	¥ -	¥ 220,696
Intersegment sales and transfers	565	919	1,484	(1,484)	-
Total sales	167,187	54,993	222,180	(1,484)	220,696
Operating costs and expenses	162,570	48,077	210,647	(1,490)	209,157
Operating income	¥ 4,617	¥ 6,916	¥ 11,533	¥ 6	¥ 11,539
II.Assets, depreciation and amortization and capital expenditures:					
Total assets at year end	¥ 65,599	¥ 18,643	¥ 84,242	¥ 33,360	¥ 117,602
Depreciation and amortization	1,045	659	1,704	(1)	1,703
Capital expenditures	1,355	764	2,119	(1)	2,118

Millions of yen

Year ended March 31, 2002	Information Technology Services	Technical Support Services	Total	Eliminations and Unallocated Amounts	Consolidated
I. Sales and operating income					
Sales to external customers	¥ 167,681	¥ 53,847	¥ 221,528	¥ -	¥ 221,528
Intersegment sales and transfers	122	734	856	(856)	-
Total sales	167,803	54,581	222,384	(856)	221,528
Operating costs and expenses	163,357	47,913	211,270	(857)	210,413
Operating income	¥ 4,446	¥ 6,668	¥ 11,114	¥ 1	¥ 11,115
II.Assets, depreciation and amortization and capital expenditures:					
Total assets at year end	¥ 65,171	¥ 21,172	¥ 86,343	¥ 27,584	¥ 113,927
Depreciation and amortization	1,157	561	1,718	(1)	1,717
Capital expenditures	1,106	464	1,570	(1)	1,569

Thousands of US dollars

Year ended March 31, 2003	*Information Technology Services*	*Technical Support Services*	*Total*	*Eliminations and Unallocated Amounts*	*Consolidated*
I. Sales and operating income					
Sales to external customers	*$ 1,386,206*	*$ 449,867*	*$ 1,836,073*	*$ -*	*$ 1,836,073*
Intersegment sales and transfers	*4,700*	*7,646*	*12,346*	*(12,346)*	*-*
Total sales	*1,390,906*	*457,513*	*1,848,419*	*(12,346)*	*1,836,073*
Operating costs and expenses	*1,352,496*	*399,975*	*1,752,471*	*(12,396)*	*1,740,075*
Operating income	*$ 38,410*	*$ 57,538*	*$ 95,948*	*$ 50*	*$ 95,998*
II. Assets, depreciation and amortization and capital expenditures :					
Total assets at year end	*$ 545,749*	*$ 155,100*	*$ 700,849*	*$ 277,537*	*$ 978,386*
Depreciation and amortization	*8,694*	*5,483*	*14,177*	*(8)*	*14,169*
Capital expenditures	*11,273*	*6,356*	*17,629*	*(8)*	*17,621*

(1) Basis of segmentation:

a. Business segments are divided into categories based on the structure adopted for internal management purposes.

b. Major services in each business segment:

Information Technology Services: Systems planning, systems implementation, systems operation, sales of systems equipment and related goods, sales of products developed internally, outlets serving retail customers, provision of human resource including temporary workers, software development.

Technical Support Services: Installation and maintenance of hardware, maintenance of software.

(2) Included in the elimination and unallocated amounts of assets at March 31, 2002 and 2003 are corporate assets which comprise cash and cash equivalents, time deposits, investment securities and deferred tax assets. The corporate assets at March 31, 2002 and 2003 totaled ¥28,607 million and ¥33,720 million *($280,532 thousand)*, respectively.

(8) Leases

Lease payments for finance leases, except for lease agreements which stipulate the transfer of ownership of the leased property to the Company and its consolidated subsidiaries for years ended March 31, 2002 and 2003, and future minimum lease payments subsequent to March 31, 2002 and 2003 are summarized as follows:

	Millions of yen		*Thousands of U.S. dollars*
Years ended March 31,	2002	2003	*2003*
Lease expenses	¥ 1,236	¥ 849	$ *7,063*
Components of lease expenses:			
Interest	48	33	*275*
Depreciation	1,166	804	*6,689*

	Millions of yen		*Thousands of U.S. dollars*
At March 31,	2002	2003	*2003*
Future minimum lease payments:			
Within one year	¥ 714	¥ 680	$ *5,657*
Thereafter	703	1,018	*8,469*
Total	¥ 1,417	¥ 1,698	$ *14,126*

Property held under the finance leases which were not capitalized as assets outstanding at March 31, 2002 and 2003 are as follows:

	Millions of yen		*Thousands of U.S. dollars*
At March 31,	2002	2003	*2003*
Acquisition cost of leased property	¥ 4,072	¥ 3,782	$ *31,464*
Accumulated depreciation	2,697	2,112	*17,570*
Net carrying amount	¥ 1,375	¥ 1,670	$ *13,894*

(9) Income Tax

Income taxes applicable to the Company and its consolidated subsidiaries consist of corporation tax, inhabitants' taxes and enterprise tax which, in the aggregate, resulted in a statutory tax rate of approximately 42.1% for the years ended March 31, 2002 and 2003.

A reconciliation of the statutory tax rate to the effective tax rate is provided as follows:

Years ended March 31,	2002	2003
Statutory tax rate	42.1 %	42.1 %
Increase (decrease) in tax rate resulting from:		
Non-deductible tax expenses (entertainment expenses and other)	1.6	1.4
Per capita inhabitants' taxes*	1.8	1.6
Dividend received exemption	(0.6)	(0.0)
Change in tax rate applied to noncurrent deferred tax assets*	-	0.7
Other	(0.2)	(0.3)
Effective income tax rate	44.7	45.5

(Note)

*Per capita inhabitants' taxes are not taxes computed based on taxable income.

*Tax rate applied to noncurrent deferred tax assets at March 31, 2002 and 2003 were 42.1% and 40.7%, respectively. Due to the change in tax rate for noncurrent deferred tax asset computation, ¥69 million *($574 thousands)* were reduced in deferred tax assets (net of deferred tax liabilities) at March 31, 2003 and net income for the year ended March 31, 2003.

The major components of deferred tax assets and liabilities are summarized as follows:

	Millions of yen				*Thousands of U.S. dollars*	
At March 31,		2002		2003		*2003*
Deferred tax assets:						
Accrued expenses	¥	1,380	¥	1,355	$	*11,273*
Enterprise tax payable		191		210		*1,747*
Accrued pension and severance costs		1,924		1,900		*15,807*
Other		443		419		*3,486*
Total deferred tax assets	¥	3,938	¥	3,884	$	*32,313*
Deferred tax liabilities:						
Retained earnings appropriated for deductible reserves	¥	(44)	¥	(35)	$	*(291)*
Revaluation loss on investment securities		(9)		(3)		*(25)*
Other		(2)		(2)		*(17)*
Total deferred tax liabilities	¥	(55)	¥	(40)	$	*(333)*
Net deferred tax assets	¥	3,883	¥	3,844	$	*31,980*

(10) Investment Securities

	Millions of yen				*Thousands of U.S.d ollars*	
At March 31,		2002		2003		*2003*
Cost	¥	561	¥	542	$	*4,509*
Net unrealized gain		22		6		*50*
Fair value		583		548		*4,559*
Carring value	¥	583	¥	548	$	*4,559*

(11) Retirement and Pension Plan

The Company and certain of its consolidated subsidiaries have defined benefit retirement and pension plans, which consist of a Group contributory benefit plan (the "Plan") provided under the Welfare Pension Insurance Law of Japan, a tax qualified non-contributory pension plan and an unfunded lump-sum payment plan.

Effective April 1, 1999, the Company and certain of its consolidated subsidiaries changed their retirement and severance benefit plans to the Plan. For the year ended March 31, 2003, this change covered all benefits to employees who retire at the age of sixty or older, and three quarters of the benefits to those who retire at the age between fifty and fifty-nine.

Assets and obligations as of the end of year

	Millions of yen		Thousands of U.S. dollars
At March 31,	2002	2003	2003
Projected benefit obligation	¥ (59,261)	¥ **(64,188)**	$ *(534,010)*
Plan assets	30,502	**26,858**	*223,444*
Funded status	(28,759)	**(37,330)**	*(310,566)*
Unrecognized transition obligation	15,808	**13,832**	*115,075*
Unrecognized actuarial loss	10,107	**20,511**	*170,641*
Unrecognized prior service cost	(3,302)	**(2,916)**	*(24,260)*
Accrued pension and severance costs (gross)	(6,146)	**(5,903)**	*(49,110)*
Prepaid pension cost	—	**87**	*723*
Accrued pension and severance costs, net of prepaid	¥ (6,146)	¥ **(5,990)**	$ *(49,833)*

Components of net periodic pension cost

	Millions of yen		Thousands of U.S. dollars
Years ended March 31,	2002	2003	2003
Service cost	¥ 1,024	¥ **1,346**	$ *11,198*
Interest cost	2,027	**2,159**	*17,962*
Expected return on plan assets	(1,719)	**(1,707)**	*(14,201)*
Amortization of net unrecognized transition obligation	1,976	**1,976**	*16,439*
Amortization of net actuarial loss	333	**614**	*5,108*
Amortization of prior service cost	(386)	**(386)**	*(3,211)*
Pension cost	¥ 3,255	¥ **4,002**	$ *33,295*

Weighted-average assumptions used in accounting for the plans

Years ended March 31,	2002	2003
Method of amortization for gross retirement benefit projected at the end of average remaining service period	Straight-line	**Straight-line**
Discount rate	3.0%	**3.0%**
Expected long-term rates of return on plan assets	5.7%	**5.6%**
Period for amortization of prior service cost	10 years	**10 years**
Period for amortization of net actuarial loss	17 years	**17 years**
Period for amortization of net transition obligation	10 years	**10 years**

The Company and certain of its consolidated subsidiaries also have unfunded severance plans covering directors and corporate auditors. Accrued retirement benefits to directors and corporate auditors as of March 31, 2002 and 2003 are ¥259 million and ¥216 million *($1,797 thousand)*, respectively.

7. Condition of Order Volume and Orders in Hand

(Millions of yen and thousands of US dollars)

Years ended March 31,		2002		2003	Change		2003
Information Technology Services	¥	166,413	¥	**175,605**	5.5 %	$	*1,460,940*
Technical Support Services		53,820		**53,355**	(0.9)		*443,885*
Total	¥	220,233	¥	**228,960**	4.0	$	*1,904,825*

(Millions of yen and thousands of US dollars)

At March 31,		2002		2003	Change		2003
Sales orders in hand	¥	39,176	¥	**45,958**	17.3 %	$	*382,346*

April 25, 2003

Digest of Non-Consolidated Results for the Fiscal Year Ended March 31, 2003

(Unaudited)

Name of Listed Company: Fsas (Fujitsu Support and Service Inc.)
Code Number 4706
Listed Exchange (Section): Tokyo Stock Exchange First Section
Head Office: Tokyo
(URL: http://www.fsas.fujitsu.com/)
Representative: Tatsuhiko Ohtaki, President
For Inquiries Please Contact: Kazuyuki Nishikawa, Member of the Board, and General Manager of Corporate Planning Office
Tel: (03)5471-4700

Date of Board of Directors' Meeting
For Approval of Non-Consolidated Results: April 25, 2003
Date of General Meeting of Shareholders
For Approval of Non-consolidated Results: June 27, 2003
Applicability of Interim-Dividend System: Applied

1. March 2003 Financial Results
(For the period from April 1, 2002 through March 31, 2003)

(1) Results of Operations

(Millions of yen and thousands of U.S. dollars)

Years ended March 31,		2002		2003	Change		*2003*
Net sales	¥	209,557	¥	**207,580**	(0.9) %	$	*1,726,955*
Operating income		9,895		**9,959**	0.6		*82,854*
Income before income taxes		7,802		**7,860**	0.7		*65,391*
Net income		4,296		**4,353**	1.3		*36,215*

(2) Per Share Data

(Yen and U.S. dollars)

Years ended March 31,		2002		2003	Change		*2003*
Net income per share	¥	74.11	¥	**75.12**	1.4 %	$	*0.62*
Cash dividends per share:		15.00		**10.00**	(33.3)		*0.08*
(First half of fiscal years)		5.00		**5.00**	-		*0.04*
(Second half of fiscal years)		10.00		**5.00**	(50.0)		*0.04*
Shareholders' equity per share		778.26		**838.22**	7.7		*6.97*

Total Amount of Dividend Payment: ¥855 million in 2002, ¥570 million *(US$4,742 thousand)* in 2003.

Cash dividend per share applicable to the second half of the year ended March 31, 2002 consists ¥5 of ordinary dividend and ¥5 of commemorative dividend as the listing on the First Section of Tokyo Stock Exchange, totaling ¥10 per share of dividend.

(Note) a. Per share data was computed in accordance with a newly accepted accounting standard regarding EPS. Had the previous standard been employed to compute per share data, ¥75.34 would have been net income per share for the year ended March 31, 2002 and ¥779.49 would have been shareholders' equity per share at March 31, 2002

b. Average shares issued and outstanding for the years ended March 31, 2002 and 2003 are 57,019,925 and 57,019,797 respectively.

c. Shares issued and outstanding at March 31, 2002 and 2003 are 57,019,832 and 57,019,792 respectively.

(3) Financial Position

(Millions of yen and thousands of U.S. dollars)

At March 31,		2002		2003		*2003*
Total assets	¥	108,380	¥	**112,323**	*$*	***934,468***
Total shareholders' equity		44,446		**47,865**		***398,211***

	2002 (%)	2003 (%)
Shareholders' equity ratio	41.0	**42.6**

(4) Performance Ratio

Years ended March 31,	2002	2003	Change
Return on equity	10.1 %	**9.4** %	(0.7)
Return on assets	4.0	**3.9**	(0.1)
Income before income tax to net sales	3.7	**3.8**	0.1
Dividend Payout Ratio	20.2	**13.3**	(6.9)
Ratio of Dividend to Shareholders' Equity	1.9	**1.2**	(0.7)

2. Business Forecast for March 2004 Term
(For the period from April 1, 2003 through March 31, 2004)

(Millions of yen and thousands of U.S. dollars)

	Six months ending September 30				Year ending March 31			
		2003		*2003*		2004		*2004*
Net sales	¥	**96,000**	*$*	***798,669***	¥	**215,000**	*$*	***1,788,686***
Net income		**1,700**		***14,143***		**4,900**		***40,765***

(Reference) Forecasted net income per share for March 2003 Term: ¥85.94 *(US$0.71)*

(Note) Business forecast stated above has been prepared based on current perspectives of Fsas regarding the future. This forecast is subject to certain risks, uncertainties and assumptions. *Actual results and events may vary significantly.*

For further information on business forecast, please refer to last page of this material and "Business Forecast for the Fiscal Year Ending March 31, 2004" stated on page 11 of "Digest of Consolidated Results for the Fiscal Year Ended March 31, 2003."

Notes:

1.Fractions are rounded to the closest one million yen.

2.The U.S. dollar amounts included herein represent translations using the approximate exchange rate on March 31, 2003 of ¥120.20=US$1.00, solely for the readers' convenience.

3.Certain reclassifications have been made to the prior year's presentation to conform to the current year's presentation.

3. Non-Consolidated Financial Statements

(1) Non-Consolidated Statements of Income

	Millions of yen				*Thousands of U.S. dollars*	
Years ended March 31,		2002		2003		*2003*
Net sales	¥	209,557	¥	**207,580**	$	***1,726,955***
Operating costs and expenses:						
Cost of sales		166,214		**164,582**		***1,369,235***
Selling, general and administrative expenses		33,448		**33,039**		***274,866***
		199,662		**197,621**		***1,644,101***
Operating income		9,895		**9,959**		***82,854***
Other income (expenses):						
Interest and dividend income		130		**199**		***1,655***
Amortization of prior pension and severance costs		(1,588)		**(1,588)**		***(13,211)***
Revaluation loss on investment securities		(233)		**(139)**		***(1,156)***
Restructuring costs		(363)		**(528)**		***(4,393)***
Other, net		(39)		**(43)**		***(358)***
		(2,093)		**(2,099)**		***(17,463)***
Income before income taxes		7,802		**7,860**		***65,391***
Income taxes:						
Current		4,156		**3,350**		***27,870***
Deferred		(650)		**157**		***1,306***
Net income	¥	4,296	¥	**4,353**	$	***36,215***

(2) Non-Consolidated Balance Sheets

At March 31,	Millions of yen 2002	2003	Thousands of US dollars 2003
Assets			
Current assets:			
Cash and cash equivalents	¥ 23,232	¥ 27,226	$ 226,506
Marketable securities	499	-	-
Receivables:			
Notes	1,550	1,177	9,792
Accounts	62,483	60,036	499,468
Inventories	5,177	8,448	70,283
Deferred tax assets	1,484	1,412	11,747
Other current assets	399	380	3,161
Less: Allowance for doubtful accounts	(55)	(47)	(391)
Total current assets	94,769	98,632	820,566
Investments and long-term loans:			
Investment securities			
Subsidiaries	787	839	6,980
Other	573	523	4,351
Other	212	188	1,564
Total investments and long-term loans	1,572	1,550	12,895
Property, plant and equipment:			
Land	1,359	1,359	11,306
Buildings and structures	1,651	1,629	13,553
Machinery and equipment	2,072	2,414	20,083
Construction in progress	-	15	125
Less: Accumulated depreciation	(2,047)	(2,287)	(19,027)
Property, plant and equipment, net	3,035	3,130	26,040
Other assets:			
Lease deposits	3,997	3,748	31,182
Intangible assets	2,653	2,830	23,544
Deferred tax assets	2,032	1,954	16,256
Other assets	322	479	3,985
Total other assets	9,004	9,011	74,967
Total assets	¥ 108,380	¥ 112,323	$ 934,468
Liabilities and shareholders' equity			
Current liabilities:			
Accounts payable	¥ 47,547	¥ 48,913	$ 406,930
Accrued expenses	5,650	4,748	39,501
Accrued income taxes	1,830	1,882	15,657
Other current liabilities	2,689	2,914	24,243
Total current liabilities	57,716	58,457	486,331
Long-term liabilities:			
Accrued pension and severance costs	5,957	5,755	47,879
Other long-term liabilities	261	246	2,047
Total long-term liabilities	6,218	6,001	49,926
Shareholders' equity:			
Common stock - 57,020,000 issued shares in 2002 and 2003	9,402	9,402	78,219
Capital surplus	11,345	11,345	94,384
Retained earnings	23,688	27,116	225,591
Unrealized gain on investment securities, net of tax	12	3	25
Less: Treasury stock - 168 shares in 2002, 208 shares in 2003	(1)	(1)	(8)
Total shareholders' equity	44,446	47,865	398,211
Total liabilities and shareholders' equity	¥ 108,380	¥ 112,323	$ 934,468

4. Leases

Lease payments for finance leases, except for lease agreements which stipulate the transfer of ownership of the leased property to the Company for the years ended March 31, 2002 and 2003, and future minimum lease payments subsequent to March 31, 2002 and 2003 are summarized as follows:

	(Millions of yen and thousands of U.S. dollars)					
Years ended March 31,		2002		**2003**		*2003*
Lease expenses	¥	1,065	¥	**692**	*$*	*5,757*
Components of lease expenses:						
Interest		41		**26**		*216*
Depreciation		1,005		**656**		*5,458*

	(Millions of yen and thousands of U.S. dollars)					
At March 31,		2002		**2003**		*2003*
Future minimum lease payments:						
Within one year	¥	600	¥	**575**	*$*	*4,784*
Thereafter		565		**824**		*6,855*
Total	¥	1,165	¥	**1,399**	*$*	*11,639*

Property held under the finance leases which were not capitalized as assets outstanding at March 31, 2002 and 2003 are as follows:

	(Millions of yen and thousands of U.S. dollars)					
At March 31,		2002		**2003**		*2003*
Acquisition cost of leased property	¥	3,163	¥	**2,919**	*$*	*24,285*
Accumulated depreciation		2,034		**1,544**		*12,845*
Net carrying amount	¥	1,129	¥	**1,375**	*$*	*11,440*

5. Income Tax

Income taxes applicable to the Company consist of corporation tax, inhabitants' taxes and enterprise tax which, in the aggregate, resulted in a statutory tax rate of approximately 42.1% for the years ended March 31, 2002 and 2003.

A reconciliation of the statutory tax rate to the effective tax rate is provided as follows:

Years ended March 31,	2002	**2003**
Statutory tax rate	42.1 %	**42.1 %**
Increase (decrease) in tax rate resulting from:		
Non-deductible tax expenses (entertainment expenses and other)	1.5	**1.4**
Per capita inhabitants' taxes*	2.0	**1.8**
Dividend received exemption	(0.5)	**(0.9)**
Change in tax rate applied to noncurrent deferred tax assets*	-	**0.8**
Other	(0.1)	**(0.5)**
Effective income tax rate	44.9	**44.6**

(Note)

*Per capita inhabitants' taxes are not taxes computed based on taxable income.

*Tax rate applied to noncurrent deferred tax assets at March 31, 2002 and 2003 were 42.1% and 40.7%, respectively. Due to the change in tax rate for noncurrent deferred tax asset computation, ¥65 million *($541thousands)* were reduced in deferred tax assets (net of defered tax liabilities) at March 31, 2003 and net income for the year ended March 31, 2003.

The major components of deferred tax assets and liabilities are summarized as follows:

	(Millions of yen and thousands of U.S. dollars)		
At March 31,	2002	**2003**	***2003***
Deferred tax assets:			
Accrued expenses	¥ 1,240	¥ 1,140	*$ 9,484*
Enterprise tax payable	158	165	*1,373*
Accrued pension and severance costs	1,688	1,758	*14,626*
Other	462	324	*2,695*
Total deferred tax assets	¥ 3,548	¥ 3,387	*$ 28,178*
Deferred tax liabilities:			
Retained earnings appropriated for deductible reserves	¥ (23)	¥ (18)	*$ (150)*
Revaluation loss on investment securities	(9)	(3)	*(25)*
Total deferred tax liabilities	¥ (32)	¥ (21)	*$ (175)*
Net deferred tax assets	¥ 3,516	¥ 3,366	*$ 28,003*

6. Non-Consolidated Appropriations of Retained Earnings

Years ended March 31,	Millions of yen				*Thousands of U.S. dollars*	
	2002		2003		*2003*	
Unappropriated retained earnings	¥	4,661	¥	5,095	*$*	*42,388*
Special depreciation		6		6		*50*
Unappropriated retained earnings after special depreciation	¥	4,667	¥	5,101	*$*	*42,438*
To be appropriated as follows:						
Dividends		570		285		*2,371*
Bonuses to directors and corporate auditors		70		70		*582*
General reserve		3,000		3,700		*30,782*
Retained earnings to be carried forward	¥	1,027	¥	1,046	*$*	*8,703*

Financial Highlights

Consolidated Results and Plan

April 25, 2003
Fujitsu Support and Service Inc.

[1st half of Fiscal Year]



(Billions of yen)
Operating income(right)
Net income(right)
Net sales(left)
101.7
99.1
102.0
4.4
1.9
4.6
2.0
4.7
2.0
2001(Results)
2002(Results)
2003(Plan)

(Billions of yen) (Millions of US dollars)

1st half of	FY2001	Change	FY2002 First Plan	FY2002 Results	FY2002 Difference	FY2002 Change	FY2003 Forecast	FY2003 Change	FY2002 Results	FY2003 Forecast
Technical Consultation & Services	40.0	9.5%	43.8	38.9	(4.9)	(2.7%)	43.2	11.2%	323.6	359.4
General Products Distribution	35.1	11.7%	37.4	32.4	(5.0)	(7.7%)	33.8	4.2%	269.6	281.2
Information Technology Services	75.1	10.5%	81.2	71.3	(9.9)	(5.1%)	77.0	8.0%	593.2	640.6
Technical Support Services	27.0	(3.8%)	25.9	28.5	2.6	5.5%	26.2	(8.1%)	237.1	218.0
Net sales	101.7	6.1%	106.9	99.1	(7.8)	(2.5%)	102.0	2.9%	824.5	848.6
Operating income	4.4	2.4%	4.9	4.6	(0.3)	5.8%	4.7	1.2%	38.3	39.1
Net income	1.9	9.7%	2.1	2.0	(0.1)	4.4%	2.0	1.5%	16.6	16.6
Operating income to net sales	4.3%	(0.2pp)	4.6%	4.7%	0.1pp	0.4pp	4.6%	(0.1pp)	4.7%	4.6%

[2nod half of Fiscal Year]



(Billions of yen)
Operating income(right)
Net income(right)
Net sales(left)
119.8
121.6
125.5
6.7
3.1
6.9
3.0
7.3
3.3
2001(Results)
2002(Results)
2003(Plan)

(Billions of yen) (Millions of US dollars)

2nd half of	FY2001	Change	FY2002 Revised Plan	FY2002 Results	FY2002 Difference	FY2002 Change	FY2003 Forecast	FY2003 Change	FY2002 Results	FY2003 Forecast
Technical Consultation & Services	46.5	7.8%	49.2	44.9	(4.3)	(3.4%)	48.8	8.6%	373.4	406.0
General Products Distribution	46.2	(3.1%)	50.2	51.0	0.8	10.3%	52.2	2.4%	424.3	434.3
Information Technology Services	92.7	2.1%	99.4	95.9	(3.5)	3.5%	101.0	5.3%	797.7	840.3
Technical Support Services	27.6	(3.3%)	24.8	26.5	1.7	(3.9%)	25.8	(2.6%)	220.4	214.6
Net Sales	119.8	0.9%	123.9	121.6	(2.3)	1.4%	125.5	3.2%	1,011.6	1,044.1
Operating income	6.7	12.1%	6.9	6.9	0.0	2.5%	7.3	5.9%	57.7	60.7
Net income	3.1	18.6%	3.1	3.0	(0.1)	(0.4%)	3.3	8.2%	25.1	27.5
Operating income to net sales	5.6%	0.5pp	5.5%	5.7%	0.2pp	0.1pp	5.8%	0.1pp	5.7%	5.8%

[Fiscal Year]



(Billions of yen)
Operating income(right)
Net income(right)
Net sales(left)
221.5
220.7
227.5
11.1
5.0
11.5
5.0
12.0
5.3
2001(Results)
2002(Results)
2003(Plan)

(Billions of yen) (Millions of US dollars)

Fiscal year of	2001	Change	2002 Revised plan	2002 Results	2002 Difference	2002 Change	2003 Forecast	2003 Change	2002 Results	2003 Forecast
Technical Consultation & Services	86.5	8.6%	88.1	83.8	(4.3)	(3.1%)	92.0	9.8%	697.0	765.4
General Products Distribution	81.3	2.8%	82.6	83.4	0.8	2.5%	86.0	3.1%	693.9	715.5
Information Technology Services	167.8	5.7%	170.7	167.2	(3.5)	(0.4%)	178.0	6.5%	1,390.9	1,480.9
Technical Support Services	54.6	(3.5%)	53.3	55.0	1.7	0.8%	52.0	(5.4%)	457.5	432.8
Net sales	221.5	3.2%	223.0	220.7	(2.3)	(0.4%)	227.5	3.1%	1,836.1	1,892.7
Operating income	11.1	8.0%	11.5	11.5	0.0	3.8%	12.0	4.0%	96.0	99.8
Net income	5.0	15.0%	5.1	5.0	(0.1)	1.4%	5.3	5.5%	41.7	44.1
Operating income to net sales	5.0%	0.2pp	5.2%	5.2%	0.0pp	0.2pp	5.3%	0.1pp	5.2%	5.3%

Note1) The total of segment sales does not equal the corporate total due to the omission of inter-segment sales eliminations presentation.
Note2) The word "pp" stated above represents "percentage points"
Note3) The U.S. dollar amounts included herein represent translations using the approximate exchange rate on March 31,2003 of ¥120.20=US$1.00, solely for the readers' convenience.

Non-Consolidated Results and Plan

[1st half of Fiscal Year]



(Billions of yen)
Operating income(right)
Net income(right)
Net sales(left)
96.1
91.9
96.0
4.0
1.7
3.7
1.5
3.9
1.7
2001(Results)
2002(Results)
2003(Plan)

(Billions of yen) (Millions of US dollars)

1st half of:	FY2001	Change	FY2002 First Plan	FY2002 Results	FY2002 Difference	FY2002 Change	FY2003 Forecast	FY2003 Change	FY2002 Results	FY2003 Forecast
Technical Consultation & Services	38.6	9.3%	42.4	37.4	(5.0)	(3.2%)	41.4	10.8%	311.1	344.4
<component ratio>	<40.1%>		<42.1%>	<40.7%>			<43.1%>		<40.7%>	<43.1%>
General Products Distribution	35.1	11.7%	37.4	32.4	(5.0)	(7.7%)	33.8	4.2%	269.6	281.2
<component ratio>	<36.6%>		<37.1%>	<35.3%>			<35.2%>		<35.3%>	<35.2%>
Information Technology Services	73.7	10.5%	79.8	69.8	(10.0)	(5.3%)	75.2	7.7%	580.7	625.6
<component ratio>	<76.7%>		<79.2%>	<76.0%>			<78.3%>		<76.0%>	<78.3%>
Technical Support Services	22.4	(3.5%)	20.9	22.1	1.2	(1.3%)	20.8	(5.9%)	183.9	173.1
<component ratio>	<23.3%>		<20.8%>	<24.0%>			<21.7%>		<24.0%>	<21.7%>
Net sales	96.1	6.9%	100.7	91.9	(8.8)	(4.4%)	96.0	4.5%	764.6	798.7
<component ratio>	<100.0%>		<100.0%>	<100.0%>			<100.0%>		<100.0%>	<100.0%>
Operating income	4.0	3.9%	4.5	3.7	(0.8)	(6.9%)	3.9	5.8%	30.8	32.4
Net income	1.7	9.4%	1.9	1.5	(0.4)	(8.3%)	1.7	12.4%	12.5	14.1
Operating income to net sales	4.1%	(0.1pp)	4.5%	4.0%	(0.5pp)	(0.1pp)	4.1%	0.1pp	4.0%	4.1%

[2nd half of Fiscal Year]



(Billions of yen)
Operating income(right)
Net income(right)
Net sales(left)
113.5
115.7
119.0
5.9
2.6
6.3
2.9
6.7
3.2
2001(Results)
2002(Results)
2003(Plan)

(Billions of yen) (Millions of US dollars)

2nd half of:	FY2001	Change	FY2002 Revised Plan	FY2002 Results	FY2002 Difference	FY2002 Change	FY2003 Forecast	FY2003 Change	FY2002 Results	FY2003 Forecast
Technical Consultation & Services	45.2	8.1%	48.0	43.3	(4.7)	(4.1%)	46.6	7.6%	360.1	387.7
<component ratio>	<39.8%>		<40.3%>	<37.4%>			<39.1%>		<37.4%>	<39.1%>
General Products Distribution	46.2	(3.1%)	50.2	51.0	0.8	10.3%	52.2	2.4%	424.3	434.3
<component ratio>	<40.7%>		<42.1%>	<44.1%>			<43.9%>		<44.1%>	<43.9%>
Information Technology Services	91.4	2.2%	98.2	94.3	(3.9)	3.2%	98.8	4.8%	784.4	822.0
<component ratio>	<80.5%>		<82.4%>	<81.5%>			<83.0%>		<81.5%>	<83.0%>
Technical Support Services	22.1	(4.5%)	20.9	21.4	0.5	(3.0%)	20.2	(5.6%)	178.0	168.0
<component ratio>	<19.5%>		<17.6%>	<18.5%>			<17.0%>		<18.5%>	<17.0%>
Net sales	113.5	0.8%	119.1	115.7	(3.4)	2.0%	119.0	2.9%	962.4	990.0
<component ratio>	<100.0%>		<100.0%>	<100.0%>			<100.0%>		<100.0%>	<100.0%>
Operating income	5.9	10.2%	6.8	6.3	(0.5)	5.7%	6.7	6.8%	52.1	55.8
Net income	2.6	16.1%	3.1	2.9	(0.2)	7.4%	3.2	12.7%	23.7	26.7
Operating income to net sales	5.2%	0.4pp	5.7%	5.4%	(0.3pp)	0.2pp	5.6%	0.2pp	5.4%	5.6%

[Fiscal Year]



(Billions of yen)
Operating income(right)
Net income(right)
Net sales(left)
209.6
207.6
215.0
9.9
4.3
10.0
4.4
10.6
4.9
2001(Results)
2002(Results)
2003(Plan)

(Billions of yen) (Millions of US dollars)

Fiscal year of:	2001	Change	2002 Revised Plan	2002 Results	2002 Difference	2002 Change	2003 Forecast	2003 Change	2002 Results	2003 Forecast
Technical Consultation & Services	83.8	8.7%	85.4	80.7	(4.7)	(3.7%)	88.0	9.1%	671.2	732.1
<component ratio>	<40.0%>		<40.5%>	<38.8%>			<40.9%>		<38.8%>	<40.9%>
General Products Distribution	81.3	2.8%	82.6	83.4	0.8	2.5%	86.0	3.1%	693.9	715.5
<component ratio>	<38.8%>		<39.1%>	<40.2%>			<40.0%>		<40.2%>	<40.0%>
Information Technology Services	165.1	5.7%	168.0	164.1	(3.9)	(0.6%)	174.0	6.0%	1,365.1	1,447.6
<component ratio>	<78.8%>		<79.6%>	<79.0%>			<80.9%>		<79.0%>	<80.9%>
Technical Support Services	44.5	(4.0%)	43.0	43.5	0.5	(2.1%)	41.0	(5.7%)	361.9	341.1
<component ratio>	<21.2%>		<20.4%>	<21.0%>			<19.1%>		<21.0%>	<19.1%>
Net sales	209.6	3.5%	211.0	207.6	(3.4)	(0.9%)	215.0	3.6%	1,727.0	1,788.7
<component ratio>	<100.0%>		<100.0%>	<100.0%>			<100.0%>		<100.0%>	<100.0%>
Operating income	9.9	7.6%	10.5	10.0	(0.5)	0.6%	10.6	6.4%	82.9	88.2
Net income	4.3	13.4%	4.6	4.4	(0.2)	1.3%	4.9	12.6%	36.2	40.8
Operating income to net sales	4.7%	0.2pp	5.0%	4.8%	(0.2pp)	0.1pp	4.9%	0.1pp	4.8%	4.9%

Note1) The word "pp" stated above represents "percentage points"
Note2) The U.S. dollar amounts included herein represent translations using the approximate exchange rate on March 31,2003 of ¥120.20=US$1.00, solely for the readers' convenience.

Supplementary information
<Consolidated Results and Forecast>

1. Sales orders

(Millions of yen) *(Thousands of US dollars)*

For the years ended March 31,	2002 (Result)	Change	2003 (Result)	Change	2004 (Forecast)	Change	*2003 (Result)*	*2004 (Forecast)*
Net sales orders	¥ 219,397	0.9%	¥ 227,437	3.7%	¥ 238,000	4.6%	*$ 1,892,154*	*$ 1,980,033*
Information Technology Services	166,413	2.3%	175,605	5.5%	189,000	7.6%	*1,460,940*	*1,572,379*
Technical Support Services	53,820	(3.1%)	53,355	(0.9%)	52,000	(2.5%)	*443,885*	*432,612*
Eliminations	(836)	-	(1,523)	-	(3,000)	-	*(12,671)*	*(24,958)*
Sales orders in hand	39,107	(5.2%)	45,848	17.2%	56,348	22.9%	*381,431*	*468,785*

For six months ended September 30,	2001 (Result)	Change	2002 (Result)	Change	2003 (Forecast)	Change	*2003 (Forecast)*
Net sales orders	¥ 101,353	2.2%	¥ 107,438	6.0%	¥ 112,000	4.2%	*$ 931,781*
Information Technology Services	72,960	1.8%	78,641	7.8%	86,000	9.4%	*715,474*
Technical Support Services	28,894	4.1%	29,414	1.8%	27,000	(8.2%)	*224,626*
Eliminations	(501)	-	(617)	-	(1,000)	-	*(8,319)*
Sales orders in hand	40,937	(2.0%)	47,405	15.8%	55,848	17.8%	*464,626*

2. Sales

(Millions of yen) *(Thousands of US dollars)*

For the years ended March 31,	2002 (Result)	Change	2003 (Result)	Change	2004 (Forecast)	Change	*2003 (Result)*	*2004 (Forecast)*
Net sales	¥ 221,528	3.2%	¥ 220,696	(0.4%)	¥ 227,500	3.1%	*$ 1,836,073*	*$ 1,892,679*
Information Technology Services	167,803	5.7%	167,187	(0.4%)	178,000	6.5%	*1,390,906*	*1,480,865*
Technical Consultation & Services	86,449	8.6%	83,784	(3.1%)	92,000	9.8%	*697,038*	*765,391*
General Products Distribution	81,354	2.8%	83,408	2.5%	86,000	3.1%	*693,910*	*715,474*
Eliminations	-	-	(5)	-	-	-	*(42)*	-
Technical Support Services	54,581	(3.5%)	54,993	0.8%	52,000	(5.4%)	*457,513*	*432,612*
Eliminations	(856)	-	(1,484)	-	(2,500)	-	*(12,346)*	*(20,798)*

For six months ended September 30,	2001 (Result)	Change	2002 (Result)	Change	2003 (Forecast)	Change	*2003 (Forecast)*
Net sales	¥ 101,654	6.1%	¥ 99,140	(2.5%)	¥ 102,000	2.9%	*$ 848,586*
Information Technology Services	75,118	10.5%	71,304	(5.1%)	77,000	8.0%	*640,599*
Technical Consultation & Services	39,951	9.5%	38,857	(2.7%)	43,200	11.2%	*359,401*
General Products Distribution	35,167	11.7%	32,452	(7.7%)	33,800	4.2%	*281,198*
Eliminations	-	-	(5)	-	-	-	-
Technical Support Services	27,026	(3.8%)	28,509	5.5%	26,200	(8.1%)	*217,970*
Eliminations	(490)	-	(673)	-	(1,200)	-	*(9,983)*

3. Consolidated statements of income

(Millions of yen) *(Thousands of US dollars)*

For the years ended March 31,	2002 (Result)	Change	2003 (Result)	Change	2004 (Forecast)	Change	*2003 (Result)*	*2004 (Forecast)*
Net sales	¥ 221,528	3.2%	¥ 220,696	(0.4%)	¥ 227,500	3.1%	*$ 1,836,073*	*$ 1,892,679*
Operating income	11,115	8.0%	11,539	3.8%	12,000	4.0%	*95,998*	*99,834*
<Operating margin>	5.0%	0.2	5.2%	0.2	5.3%	0.1		
Net income	4,950	15.0%	5,021	1.4%	5,300	5.5%	*41,772*	*44,093*
<Return on sales>	2.2%	0.2	2.3%	0.1	2.3%	0.0		

For six months ended September 30,	2001 (Result)	Change	2002 (Result)	Change	2003 (Forecast)	Change	*2003 (Forecast)*
Net sales	¥ 101,654	6.1%	¥ 99,140	(2.5%)	¥ 102,000	2.9%	*$ 848,586*
Operating income	4,390	2.4%	4,646	5.8%	4,700	1.2%	*39,101*
<Operating margin>	4.3%	(0.2)	4.7%	0.4	4.6%	(0.1)	
Net income	1,887	9.7%	1,970	4.4%	2,000	1.5%	*16,639*
<Return on sales>	1.9%	0.1	2.0%	0.1	2.0%	0.0	

4. Segment information

(Millions of yen) (Thousands of US dollars)

For the years ended March 31,	2002 (Result)	Change	2003 (Result)	Change	2004 (Forecast)	Change	*2003 (Result)*	*2004 (Forecast)*
Net sales	¥ 221,528	3.2%	¥ 220,696	(0.4%)	¥ 227,500	3.1%	*$ 1,836,073*	*$ 1,892,679*
Information Technology Services	167,803	5.7%	167,187	(0.4%)	178,000	6.5%	*1,390,906*	*1,480,865*
Technical Support Services	54,581	(3.5%)	54,993	0.8%	52,000	(5.4%)	*457,513*	*432,612*
Eliminations	(856)	-	(1,484)	-	(2,500)	-	*(12,346)*	*(20,798)*
Operating costs and expenses	¥ 210,413	3.0%	¥ 209,157	(0.6%)	¥ 215,500	3.0%	*$ 1,740,075*	*$ 1,792,845*
Information Technology Services	163,357	5.4%	162,570	(0.5%)	171,200	5.3%	*1,352,496*	*1,424,292*
Technical Support Services	47,913	(4.2%)	48,077	0.3%	46,800	(2.7%)	*399,975*	*389,351*
Eliminations	(857)	-	(1,490)	-	(2,500)	-	*(12,396)*	*(20,798)*
Operating income	¥ 11,115	8.0%	¥ 11,539	3.8%	¥ 12,000	4.0%	*$ 95,998*	*$ 99,834*
<Operating margin>	5.0%	0.2	5.2%	0.2	5.3%	0.1		
Information Technology Services	4,446	18.5%	4,617	3.8%	6,800	47.3%	*38,410*	*56,573*
<Operating margin>	2.6%	0.2	2.8%	0.2	3.8%	1.0		
Technical Support Services	6,668	2.0%	6,916	3.7%	5,200	(24.8%)	*57,538*	*43,261*
<Operating margin>	12.2%	0.6	12.6%	0.4	10.0%	(2.6)		
Eliminations	1	-	6	-	-	-	*50*	-

For six months ended September 30,	2001 (Result)	Change	2002 (Result)	Change	2003 (Forecast)	Change	*2003 (Forecast)*
Net sales	¥ 101,654	6.1%	¥ 99,140	(2.5%)	¥ 102,000	2.9%	*$ 848,586*
Information Technology Services	75,118	10.5%	71,304	(5.1%)	77,000	8.0%	*640,599*
Technical Support Services	27,026	(3.8%)	28,509	5.5%	26,200	(8.1%)	*217,970*
Eliminations	(490)	-	(673)	-	(1,200)	-	*(9,983)*
Operating costs and expenses	¥ 97,264	6.3%	¥ 94,494	(2.8%)	¥ 97,300	3.0%	*$ 809,485*
Information Technology Services	73,989	10.4%	70,586	(4.6%)	75,500	7.0%	*628,120*
Technical Support Services	23,760	(3.9%)	24,564	3.4%	23,000	(6.4%)	*191,348*
Eliminations	(485)	-	(656)	-	(1,200)	-	*(9,983)*
Operating income	¥ 4,390	2.4%	¥ 4,646	5.8%	¥ 4,700	1.2%	*$ 39,101*
<Operating margin>	4.3%	(0.2)	4.7%	0.4	4.6%	(0.1)	
Information Technology Services	1,129	22.7%	718	(36.4%)	1,500	109.0%	*12,479*
<Operating margin>	1.5%	0.1	1.0%	(0.5)	1.9%	0.9	
Technical Support Services	3,266	(3.1%)	3,945	20.8%	3,200	(18.9%)	*26,622*
<Operating margin>	12.1%	0.1	13.8%	1.7	12.2%	(1.6)	
Eliminations	(5)	-	(17)	-	-	-	-

5. Statements of cash flows

(Millions of yen) *(Thousands of US dollars)*

For the years ended March 31,	2001 (Result)	2002 (Result)	Change	2003 (Result)	Change	*2003 (Result)*
Cash flows from operating activities	¥ 1,457	¥ 11,323	¥9,866	¥ 7,337	¥ (3,986)	*$ 61,040*
Cash flows from investing activities	(2,275)	(933)	1,342	(1,823)	(890)	*(15,166)*
Free cash flows	(818)	10,390	11,208	5,514	(4,876)	*45,874*
Cash flows from financing activities	(593)	(565)	28	(878)	(313)	*(7,305)*
Net cash flows	(1,411)	9,825	11,236	4,636	(5,189)	*38,569*
Cash and cash equivalents at beginning	16,272	14,861	(1,411)	24,686	9,825	*205,374*
Cash and cash equivalents at end	14,861	24,686	9,825	29,322	4,636	*243,943*

6. Investment

Capital expenditures

(Millions of yen) / *(Thousands of US dollars)*

For the years ended March 31,	2002 (Result)	Change	2003 (Result)	Change	2004 (Forecast)	Change	*2003 (Result)*	*2004 (Forecast)*
Capital expenditures	¥ 2,196	6.2%	¥ 2,323	5.8%	¥ 2,050	(11.7%)	$ 19,326	$ 17,055
Property plant and equipment	608	54.3%	814	33.9%	770	(5.4%)	6,772	6,406
Depreciation expenses	511	(1.7%)	596	16.6%	660	10.8%	4,958	5,491
Accumulated depreciation / Depreciable assets	60.0%	-	61.3%	-				
Software for internal use	672	(17.5%)	1,005	49.6%	1,130	12.4%	8,361	9,401
Amortization	925	2.2%	833	(10.0%)	810	(2.7%)	6,930	6,739
Lease contracts	916	6.6%	504	(45.0%)	150	(70.2%)	4,193	1,248
Lease payments	1,476	(20.6%)	966	(34.5%)	700	(27.6%)	8,037	5,824
Total depreciation and amortization	1,436	0.8%	1,429	(0.5%)	1,470	2.9%	11,888	12,230

For six months ended September 30,	2001 (Result)	Change	2002 (Result)	Change	2003 (Forecast)	Change	*2003 (Forecast)*
Capital expenditures	¥ 809	(38.7%)	¥ 1,040	28.5%	¥ 1,000	(3.8%)	$ 8,319
Property plant and equipment	162	(22.5%)	544	235.1%	450	(17.3%)	3,744
Depreciation expenses	240	(3.6%)	261	8.7%	290	11.1%	2,413
Accumulated depreciation / Depreciable assets	60.5%	-	60.1%	-			
Software for internal use	426	(3.2%)	332	(22.1%)	430	29.5%	3,577
Amortization	581	34.6%	447	(22.9%)	380	(15.0%)	3,161
Lease contracts	221	(67.0%)	164	(25.8%)	120	(26.8%)	998
Lease payments	812	(20.3%)	456	(43.8%)	380	(16.7%)	3,161
Total depreciation and amortization	821	20.6%	708	(13.7%)	670	(5.4%)	5,574

(Note) The amounts of lease assets and lease payments stated above differ from those in notes of financial statements in that lease contract amounts of¥3 million or less is included in this statement.
The amounts of payments for Software stated above differ from those in the balance sheets in that Software for resale is excluded from this statement.

Major purposes of capital expenditures are as follows:

(Millions of yen) / *(Thousands of US dollars)*

Years ended March 31,	2002 (Result)	Change	2003 (Result)	Change	2004 (Forecast)	Change	*2003 (Result)*	*2004 (Forecast)*
Information infrastructure	¥ 1,233	(6.9%)	¥ 1,385	12.3%	¥ 1,100	(20.6%)	$ 11,522	$ 9,151
Outsourcing business	218	(23.8%)	367	69.3%	280	(23.8%)	3,053	2,329

For six months ended September 30,	2001 (Result)	Change	2002 (Result)	Change	2003 (Forecast)	Change	*2003 (Forecast)*
Information infrastructure	¥ 286	(67.0%)	¥ 548	91.2%	¥ 500	(8.7%)	$ 4,160
Outsourcing business	123	(38.8%)	151	22.7%	170	12.7%	1,414

<Research & development cost>

(Millions of yen) / *(Thousands of US dollars)*

For the years ended March 31,	2002 (Result)	Change	2003 (Result)	Change	2004 (Forecast)	Change	*2003 (Result)*	*2004 (Forecast)*
Research & development cost	¥ 405	(18.6%)	¥ 397	(2.0%)	¥ 430	8.4%	$ 3,303	$ 3,577
R&D cost / net sales	0.2%	-	0.2%	-	0.2%	-	-	-

For six months ended September 30,	2001 (Result)	Change	2002 (Result)	Change	2003 (Forecast)	Change	*2003 (Forecast)*
Research & development cost	¥ 198	(19.4%)	¥ 215	8.5%	¥ 230	7.1%	$ 1,913
R&D cost / net sales	0.2%	-	0.2%	-	0.2%	-	-

<Educational cost>

(Millions of yen) *(Thousands of US dollars)*

For the years ended March 31,	2002 (Result)	Change	2003 (Result)	Change	2004 (Forecast)	Change	*2003 (Result)*	*2004 (Forecast)*
Costs	¥ 1,949	2.4%	¥ 2,027	4.0%	¥ 2,000	(1.3%)	*$ 16,863*	*$ 16,639*
Training & Educational expenses	1,848	(0.6%)	1,916	3.7%	1,930	0.7%	*15,940*	*16,057*
Capital expenditures for educational faculties	101	129.5%	111	9.5%	70	(36.7%)	*923*	*582*

For six months ended March 31,	2001 (Result)	Change	2002 (Result)	Change	2003 (Forecast)	Change	*2003 (Forecast)*
Costs	¥ 1,021	1.6%	¥ 1,104	8.1%	¥ 1,070	(3.0%)	*$ 8,902*
Training & Educational expenses	994	1.9%	1,082	8.8%	1,060	(2.0%)	*8,819*
Capital expenditures for educational faculties	27	(9.4%)	22	(18.8%)	10	(53.6%)	*83*

7. Personnel

(Persons)

At March 31,	2002 (Result)	Change	2003 (Result)	Change	2004 (Forecast)	Change
Number of employees	5,126	89	5,275	149	5,400	125
New graduates	163	(31)	188	25	179	(9)
New employees with career	106	(27)	121	15	120	(1)

At September 30,	2001 (Result)	Change	2002 (Result)	Change	2003 (Forecast)	Change
Number of employees	5,152	69	5,309	157	5,430	121
New graduates	163	(31)	188	25	179	(9)
New employees with career	69	(10)	67	(2)	70	3

Supplementary information
<Non-consolidated Results and Forecast>

1. Sales orders

(Millions of yen) *(Thousands of US dollars)*

For the years ended March 31,	2002 (Result)	Change	2003 (Result)	Change	2004 (Forecast)	Change	*2003 (Result)*	*2004 (Forecast)*
Net sales orders	¥ 207,331	1.0%	¥ 215,645	4.0%	¥ 226,000	4.8%	*$ 1,794,052*	*$ 1,880,199*
Information Technology Services	164,348	2.7%	173,249	5.4%	185,000	6.8%	*1,441,340*	*1,539,101*
Technical Support Services	42,983	(5.3%)	42,396	(1.4%)	41,000	(3.3%)	*352,712*	*341,098*
Sales orders in hand	36,192	(5.8%)	44,257	22.3%	55,257	24.9%	*368,195*	*459,708*

For six months ended September 30,	2001 (Result)	Change	2002 (Result)	Change	2003 (Forecast)	Change	*2003 (Forecast)*
Net sales orders	¥ 94,683	2.1%	¥ 100,643	6.3%	¥ 105,000	4.3%	*$ 873,544*
Information Technology Services	72,410	2.0%	77,406	6.9%	84,000	8.5%	*698,835*
Technical Support Services	22,273	2.3%	23,237	4.3%	21,000	(9.6%)	*174,709*
Sales orders in hand	36,966	(3.7%)	44,926	21.5%	53,257	18.5%	*443,070*

2. Sales

(Millions of yen) *(Thousands of US dollars)*

For the years ended March 31,	2002 (Result)	Change	2003 (Result)	Change	2004 (Forecast)	Change	*2003 (Result)*	*2004 (Forecast)*
Net sales	¥ 209,557	3.5%	¥ 207,580	(0.9%)	¥ 215,000	3.6%	*$ 1,726,955*	*$ 1,788,686*
Information Technology Services	165,104	5.7%	164,081	(0.6%)	174,000	6.0%	*1,365,066*	*1,447,588*
Technical Consultation & Services	83,750	8.7%	80,673	(3.7%)	88,000	9.1%	*671,156*	*732,113*
General Products Distribution	81,354	2.8%	83,408	2.5%	86,000	3.1%	*693,910*	*715,475*
Technical Support Services	44,453	(4.0%)	43,499	(2.1%)	41,000	(5.7%)	*361,889*	*341,098*

For six months ended September 30,	2001 (Result)	Change	2002 (Result)	Change	2003 (Forecast)	Change	*2003 (Forecast)*
Net sales	¥ 96,135	6.9%	¥ 91,909	(4.4%)	¥ 96,000	4.5%	*$ 798,669*
Information Technology Services	73,749	10.5%	69,815	(5.3%)	75,200	7.7%	*625,624*
Technical Consultation & Services	38,582	9.3%	37,363	(3.2%)	41,400	10.8%	*344,426*
General Products Distribution	35,167	11.7%	32,452	(7.7%)	33,800	4.2%	*281,198*
Technical Support Services	22,386	(3.5%)	22,094	(1.3%)	20,800	(5.9%)	*173,045*

3. Non-consolidated statements of income

(Millions of yen) *(Thousands of US dollars)*

For the years ended March 31,	2002 (Result)	Change	2003 (Result)	Change	2004 (Forecast)	Change	*2003 (Result)*	*2004 (Forecast)*
Net sales	¥ 209,557	3.5%	¥ 207,580	(0.9%)	¥ 215,000	3.6%	*$ 1,726,955*	*$ 1,788,686*
Operating income	9,895	7.6%	9,959	0.6%	10,600	6.4%	*82,854*	*88,186*
<Operating margin>	4.7%	0.2	4.8%	0.1	4.9%	0.1		
Net income	4,296	13.4%	4,353	1.3%	4,900	12.6%	*36,215*	*40,765*
<Return on sales>	2.0%	0.1	2.1%	0.1	2.3%	0.2		

For six months ended September 30,	2001 (Result)	Change	2002 (Result)	Change	2003 (Forecast)	Change	*2003 (Forecast)*
Net sales	¥ 96,135	6.9%	¥ 91,909	(4.4%)	¥ 96,000	4.5%	*$ 798,669*
Operating income	3,962	3.9%	3,687	(6.9%)	3,900	5.8%	*32,446*
<Operating margin>	4.1%	(0.1)	4.0%	(0.1)	4.1%	0.1	
Net income	1,651	9.4%	1,513	(8.3%)	1,700	12.4%	*14,143*
<Return on sales>	1.7%	0.0	1.6%	(0.1)	1.8%	0.2	

4. Segment information

(Millions of yen) (Thousands of US dollars)

For the years ended March 31,	2002 (Result)	Change	2003 (Result)	Change	2004 (Forecast)	Change	2003 (Result)	2004 (Forecast)
Net sales	¥ 209,557	3.5%	¥ 207,580	(0.9%)	¥ 215,000	3.6%	$ 1,726,955	$ 1,788,686
Information Technology Services	165,104	5.7%	164,081	(0.6%)	174,000	6.0%	1,365,066	1,447,588
Technical Support Services	44,453	(4.0%)	43,499	(2.1%)	41,000	(5.7%)	361,889	341,098
Operating costs and expenses	¥ 199,662	3.3%	¥ 197,621	(1.0%)	¥ 204,400	3.4%	$ 1,644,101	$ 1,700,500
Information Technology Services	160,748	5.3%	159,568	(0.7%)	167,500	5.0%	1,327,521	1,393,511
Technical Support Services	38,914	(4.1%)	38,053	(2.2%)	36,900	(3.0%)	316,580	306,989
Operating income	¥ 9,895	7.6%	¥ 9,959	0.6%	¥ 10,600	6.4%	$ 82,854	$ 88,186
<Operating margin>	4.7%	0.2	4.8%	0.1	4.9%	0.1		
Information Technology Services	4,356	25.5%	4,513	3.6%	6,500	44.0%	37,545	54,077
<Operating margin>	2.6%	0.4	2.8%	0.2	3.7%	0.9		
Technical Support Services	5,539	(3.3%)	5,446	(1.7%)	4,100	(24.7%)	45,309	34,109
<Operating margin>	12.5%	0.1	12.5%	0.0	10.0%	(2.5)		

For six months ended September 30,	2001 (Result)	Change	2002 (Result)	Change	2003 (Forecast)	Change	2003 (Forecast)
Net sales	¥ 96,135	6.9%	¥ 91,909	(4.4%)	¥ 96,000	4.5%	$ 798,669
Information Technology Services	73,749	10.5%	69,815	(5.3%)	75,200	7.7%	625,624
Technical Support Services	22,386	(3.5%)	22,094	(1.3%)	20,800	(5.9%)	173,045
Operating costs and expenses	¥ 92,173	7.0%	¥ 88,222	(4.3%)	¥ 92,100	4.4%	$ 766,223
Information Technology Services	72,601	10.0%	69,139	(4.8%)	73,900	6.9%	614,809
Technical Support Services	19,572	(3.0%)	19,083	(2.5%)	18,200	(4.6%)	151,414
Operating income	¥ 3,962	3.9%	¥ 3,687	(6.9%)	¥ 3,900	5.8%	$ 32,446
<Operating margin>	4.1%	(0.1)	4.0%	(0.1)	4.1%	0.1	
Information Technology Services	1,148	45.4%	676	(41.1%)	1,300	92.3%	10,815
<Operating margin>	1.6%	0.4	1.0%	(0.6)	1.7%	0.7	
Technical Support Services	2,814	(6.9%)	3,011	7.0%	2,600	(13.6%)	21,631
<Operating margin>	12.6%	(0.4)	13.6%	1.0	12.5%	(1.1)	

5. Statements of cash flows

(Millions of yen) (Thousands of US dollars)

For the years ended March 31,	2001 (Result)	2002 (Result)	Change	2003 (Result)	Change	2003 (Result)
Cash flows from operating activities	¥ 973	¥ 11,054	¥ 10,081	¥ 6,642	¥ (4,412)	$ 55,258
Cash flows from investing activities	(2,059)	(957)	1,102	(1,798)	(841)	(14,958)
Free cash flows	(1,086)	10,097	11,183	4,844	(5,253)	40,300
Cash flows from financing activities	(566)	(565)	1	(850)	(285)	(7,072)
Net cash flows	(1,652)	9,532	11,184	3,994	(5,538)	33,228
Cash and cash equivalents at beginning	15,352	13,700	(1,652)	23,232	9,532	193,278
Cash and cash equivalents at end	13,700	23,232	9,532	27,226	3,994	226,506

6. Investment

Capital expenditures

(Millions of yen) *(Thousands of US dollars)*

For the years ended March 31,	2002 (Result)	Change	2003 (Result)	Change	2004 (Forecast)	Change	*2003 (Result)*	*2004 (Forecast)*
Capital expenditures	¥ 1,324	(21.8%)	¥ 1,992	50.4%	¥ 1,820	(8.6%)	*$ 16,572*	*$ 15,142*
Property plant and equipment	539	128.5%	693	28.6%	700	1.1%	*5,765*	*5,824*
Depreciation expenses	395	(3.1%)	499	26.2%	560	12.3%	*4,151*	*4,659*
Accumulated depreciation / Depreciable assets	55.0%	-	56.6%	-				
Software for internal use	627	(14.4%)	1,007	60.7%	1,010	0.3%	*8,378*	*8,403*
Amortization	844	7.4%	770	(8.7%)	740	(3.9%)	*6,406*	*6,156*
Lease contracts	158	(78.2%)	292	84.0%	110	(62.3%)	*2,429*	*915*
Lease payments	1,226	(30.0%)	761	(37.9%)	570	(25.1%)	*6,331*	*4,742*
Total depreciation and amortization	1,239	3.8%	1,269	2.4%	1,300	2.4%	*10,557*	*10,815*

For six months ended September 30,	2001 (Result)	Change	2002 (Result)	Change	2003 (Forecast)	Change	*2003 (Forecast)*
Capital expenditures	¥ 469	(57.5%)	¥ 898	91.4%	¥ 860	(4.2%)	*$ 7,155*
Property plant and equipment	106	10.0%	502	375.4%	390	(22.3%)	*3,245*
Depreciation expenses	186	(5.5%)	218	17.5%	240	9.9%	*1,997*
Accumulated depreciation / Depreciable assets	56.7%	-	54.9%	-			
Software for internal use	260	(38.6%)	332	27.5%	370	11.5%	*3,078*
Amortization	420	10.8%	414	(1.5%)	350	(15.5%)	*2,912*
Lease contracts	103	(82.3%)	64	(38.2%)	100	57.2%	*832*
Lease payments	686	(30.6%)	368	(46.4%)	310	(15.7%)	*2,579*
Total depreciation and amortization	606	5.2%	632	4.4%	590	(6.7%)	*4,909*

(Note) The amounts of lease assets and lease payments stated above differ from those in notes of financial statements in that lease contract amounts of ¥3 million or less is included in this statement.
The amounts of payments for Software stated above differ from those in the balance sheets in that Software for resale is excluded from this statement.

Major purposes of capital expenditures are as follows:

(Millions of yen) *(Thousands of US dollars)*

Years ended March 31,	2002 (Result)	Change	2003 (Result)	Change	2004 (Forecast)	Change	*2003 (Result)*	*2004 (Forecast)*
Information infrastructure	¥ 461	(54.7%)	¥ 1,162	152.2%	¥ 900	(22.5%)	*$ 9,667*	*$ 7,488*
Outsourcing business	217	(23.8%)	368	69.7%	280	(23.9%)	*3,062*	*2,329*

For six months ended September 30,	2001 (Result)	Change	2002 (Result)	Change	2003 (Forecast)	Change	*2003 (Forecast)*
Information infrastructure	¥ 165	(77.6%)	¥ 502	204.3%	¥ 380	(24.3%)	*$ 3,161*
Outsourcing business	123	(38.8%)	152	23.4%	170	12.0%	*1,414*

<Research & development cost>

(Millions of yen) *(Thousands of US dollars)*

For the years ended March 31,	2002 (Result)	Change	2003 (Result)	Change	2004 (Forecast)	Change	*2003 (Result)*	*2004 (Forecast)*
Research & development cost	¥ 405	(18.6%)	¥ 397	(2.0%)	¥ 430	8.4%	*$ 3,303*	*$ 3,577*
R&D cost / net sales	0.2%	-	0.2%	-	0.2%	-		

For six months ended September 30,	2001 (Result)	Change	2002 (Result)	Change	2003 (Forecast)	Change	*2003 (Forecast)*
Research & development cost	¥ 198	(19.4%)	¥ 215	8.5%	¥ 230	7.1%	*$ 1,913*
R&D cost / net sales	0.2%	-	0.2%	-	0.2%	-	

<Educational cost>

(Millions of yen) *(Thousands of US dollars)*

For the years ended March 31,	2002 (Result)	Change	2003 (Result)	Change	2004 (Forecast)	Change	2003 (Result)	2004 (Forecast)
Costs	¥ 1,849	(2.5%)	¥ 1,892	2.4%	¥ 1,870	(1.2%)	$ 15,740	$ 15,557
Training & Educational expenses	1,799	(2.8%)	1,850	2.8%	1,800	(2.7%)	15,391	14,975
Capital expenditures for educational faculties	50	10.5%	42	(15.1%)	70	66.2%	349	582

For six months ended March 31,	2001 (Result)	Change	2002 (Result)	Change	2003 (Forecast)	Change	2003 (Forecast)
Costs	¥ 980	(2.0%)	¥ 1,064	8.6%	¥ 1,010	(5.1%)	$ 8,402
Training & Educational expenses	953	(1.8%)	1,046	9.8%	1,000	(4.4%)	8,319
Capital expenditures for educational faculties	27	(9.4%)	18	(32.0%)	10	(44.6%)	83

7. Personnel

(Persons)

At March 31,	2002 (Result)	Change	2003 (Result)	Change	2004 (Forecast)	Change
Number of employees	4,355	(22)	4,322	(33)	4,350	28
New graduates	126	(49)	150	24	152	2
New employees with career	26	6	31	5	50	19

At September 30,	2001 (Result)	Change	2002 (Result)	Change	2003 (Forecast)	Change
Number of employees	4,420	(91)	4,413	(7)	4,400	(13)
New graduates	126	(49)	150	24	152	2
New employees with career	16	1	23	7	25	2

For information relating to the Company's environmental accounting, please refer to the Japanese version of this document.

April 25, 2003

To Whom It May Concern

Company Name: Fujitsu Support and Service Inc.
Representative: Tatsuhiko Ohtaki, President
(Stock Registration Number: 4706
Stock Listing: Tokyo Stock Exchange,
First Section)
Contact:
Kazuyuki Nishikawa
Member of the Board,
General Manager of Corporate Planning Office
(Telephone: 03-5471-4700)

Notification of Proposed Change of Representative Director

We hereby announce that the proposed resignation of the following Representative Director will be effective at the close of the Annual Meeting of Shareholders of Fujitsu Support and Service Inc. (the "Company") to be held on June 27, 2003.

Retiring Representative Director: Akira Kuwahara, Chairman and CEO
(proposed to be appointed as Standing Advisor for the Company)

(Reference)

Akira Kuwahara Professional Summary

Date of Birth: April 24, 1937

Professional Experience:

April 1960	Join Fujitsu Limited
June 1992	Group President, Personal Systems Business Group, Fujitsu Limited

June 1994	President and CEO, Fujitsu Support and Service Inc.
June 1994	Group President, Field Support Group, Fujitsu Limited
June 2001	Chairman and CEO, Fujitsu Support and Service Inc. (to present)